WITHDRAWAL OF FORM SB-2 OF
HOSP-ITALIA INDUSTRIES, INC.
99 Derby Street
Suite 200
Hingham, MA 02043
(781) 556-1044
(781) 556-1045 Fax

1933 Act Rule 477
1933 Act File No. 333-73660

October 15, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Withdrawal of Registration Statement on Form SB-2 of
Hosp-Italia Industries, Inc.
Accession No. 0001228076-04-000081
File No.333-73660

Ladies and Gentlemen:

        In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Hosp-Italia Industries, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 (through Amendment No. 5) as filed with the Commission via EDGAR on July 21, 2004, at 06:06 (Registration No. 333-73660, Accession No. 0001228076-04-000081 (the “Registration Statement”). All previous filings relating to the Registration Statement are included in the request.

        The Registration Statement relates to the distribution of shares to the shareholders of Innovation International. This request is being made after a determination not to proceed with the proposed distribution.

        The Registration Statement is not yet effective; therefore, no securities have been issued in connection with the distribution. It is our opinion the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

        Accordingly, we request that an order granting the withdrawal of this Registration Statement be deemed granted by the Commission immediately.

        We appreciate your prompt attention to this matter. If you have any questions regarding the foregoing application for withdrawal, please contact Charles B. Jarrett, Jr., Esquire of Griffith, McCague & Wallace, P.C. at (412) 803-3690.

                                                Very truly yours,

                                                 /s/ Frank G. Wright
                                                 Frank G.Wright
                                                 President

cc:  Charles B. Jarrett, Jr.